Exhibit 10.98
ADDENDUM #7 TO
LICENSING AND DISTRIBUTION AGREEMENTS
(2004-2005 and 2005-2007)
THIS ADDENDUM #7 TO LICENSING AND DISTRIBUTION AGREEMENTS (this “Addendum”) is dated and effective as of April 1, 2006 (“Effective Date”), by and between Encore Software, Inc., a Minnesota corporation (“Distributor”), and Riverdeep Inc., A Limited Liability Company, a Delaware limited liability company (“Riverdeep”).
RECITALS
A.	WHEREAS, Distributor and Riverdeep have entered into (i) that certain Licensing and Development Agreement (Manufacturing Rights)(2004-2005), dated as of March 29, 2004, as amended and in effect (collectively, “Agreement One”), (ii) that certain Licensing and Development Agreement (Manufacturing Rights)(2005-2007), dated as of March 29, 2004, as amended and in effect (collectively, “Agreement Two”, and together with Agreement One, as amended, the “Manufacturing Agreements”). Each initially capitalized term used herein and not otherwise defined shall have the meaning ascribed to such term in the Manufacturing Agreements.

B.	WHEREAS, the parties now desire to enter into this Addendum to amend certain terms and conditions of Agreement Two and the Manufacturing Agreements, as applicable, and as specifically set forth herein.

C.	WHEREAS, the parties agree to amend and restate Agreement Two to reflect and be consistent with the terms and conditions set forth herein, in addition to other identified amended terms included in any and all other Addenda previously agreed in writing between the parties.
NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
AGREEMENT
1. Additional or Amended Terms to the Manufacturing Agreements.
     The parties hereby agree to amend the terms of the Manufacturing Agreements as follows:
     A. Effective April 1, 2006 and notwithstanding anything to the contrary in Addendum 5 to the Manufacturing Agreements, sales of the New Products shall be included in calculations of earned royalties for sales of Products under Agreement Two. Accordingly Distributor shall not, after such date, be liable for any additional, incremental payments in relation to the New Products (including any Guaranteed Royalties that would have otherwise been due on such New Products) under Agreement Two above and beyond those payments that shall be calculated in accordance with Section 1B below.

     B. The parties agree that for the period of April 1, 2006 through March 31, 2007 (“Annual Target Period”) only (unless mutually agreed upon otherwise in a writing executed by both parties):
     (i) each and every reference of the term “Guaranteed Royalty” (including but not limited to the Guaranteed Royalty for New Products) shall be replaced with the term “Target Payments” for such duration of time.
     (ii) effective only during the Annual Target Period, and not applicable retroactively to any previous period whatsoever, Section 4.2. of Agreement Two shall be amended and replaced with the following covering only such Annual Target Period, and thereafter shall revert back to the previous language as amended herein as further set forth in Section C below:
“4.2 Target Payments.
4.2.1. Subject to further adjustments as provided in this Section 4.2, Distributor and Riverdeep shall mutually determined and derive “Quarterly Targets” and an “Annual Target” as further defined below and shall make Quarterly Target payments to Riverdeep (that shall be recouped against royalties earned in accordance with Exhibit B) as follows (the sum of all such Quarterly Target payments, shall be referred to as the “Target Payment(s)”):
(a)	For the first fiscal quarter of the Annual Target Period commencing on April 1, 2006 the Annual Target, prior to any adjustment that may later be applicable as provided for herein, shall be in the amount of Ten Million Dollars ($10,000,000) and the initial Quarterly Target payment for the first quarter beginning on April 1, 2006 shall be in the amount of Two Million Five Hundred Thousand Dollars ($2,500,000), payable as set forth herein;

(b)	For the second fiscal quarter of the Annual Target Period, and for every fiscal quarter thereafter during such aforementioned Annual Target Period ending on March 31, 2007, the parties shall re-evaluate the accuracy of the Annual Target and the Quarterly Targets for the remainder of such Annual Target Period, not later than thirty (30) days prior to the beginning of each subsequent fiscal quarter and shall adjust the Annual Target and Quarterly Targets in accordance with the following two calculations:
(X) the Annual Target shall be revised to equal
(1) the sum all royalties earned against Net Receipts (in accordance with Exhibit B) for all preceding quarters during such Annual Target Period; divided by
(2) the number of quarters preceding the quarter in which the calculation is being determined, which shall result in an average of quarterly royalties earned by Riverdeep (“Average”), and
(3) the Average multiplied by four (4);
and
(Y) the revised Quarterly Target applicable for any remaining fiscal quarters in the Annual Target Period shall equal the revised Annual Target figure equally divided into four (4) and the next Quarterly Target payment shall reflect such revised amount.
(c)	The parties agree that during the initial three fiscal quarters of the Annual Target Period, Distributor shall make two thirds of the payments of the applicable Quarterly Target payment for that quarter during the first three days of the first month of the quarter and the remaining one-third payment during the first three days of the second month of the quarter, provided however that to the extent any Quarterly Target Payment is in excess of the amounts actually earned by Riverdeep, Distributor shall be entitled to withhold any amounts overpaid during such fiscal quarter from any additional Quarterly Target payment made to Riverdeep hereunder. During the fourth fiscal quarter of the Annual Target Period, Distributor shall make one third of the Quarterly Target payment for such fourth quarter during the first three days of the first month of the quarter, one third of the Quarterly Target payment for such fourth quarter during the first three days of the second month of the quarter, and the final one third of the Quarterly Target payment during the first fiscal quarter of the following Sales Year, provided however that the final payment for such fiscal quarter may be adjusted and withheld based on royalties earned for such fourth final quarter and amounts previously paid based on the original Quarterly Target.”
     C. The parties agree that for all remaining Sales Years beginning on April 1, 2007, the above modification of Section B shall not apply and the above amended Section 4.2 of Section B shall be deleted in its entirety subject to the following amendment to Section 4.2.1 as set forth below:
(a) Section 4.2.1 shall be deleted in its entirety and shall be replaced with the following:
“4.2.1 Subject to further adjustment as provided in this Section 4.2 and 4.3 below, for each Sales Year during the Term of this Agreement, Distributor shall pay a guaranteed, irrevocable, non-refundable payment (recouped against royalties as hereinafter provided) as follows (for each Sales Year, the “Guaranteed Royalty”).
(i) The parties shall meet at least thirty (30) days prior to the start of any Sales Year to determine a mutually agreeable Guaranteed Royalty for such Sales Year. In the event the parties are unable to come to mutual agreement upon such Guaranteed Royalty for such Sales Year within such thirty (30) day time period, the parties hereby agree that the Guaranteed Royalty for such Sales Year shall equal 80% of the actual royalties earned by Riverdeep during the preceding Sales Year (or, in the case of the Sales Year commencing April 1, 2007, 80% of the Target Payments actually made).
(ii) The Guaranteed Royalty for each Sales Year shall be paid in a mutually agreeable manner but no less frequently than quarterly, with each such quarterly payment made within the first 5 days of such quarter.
(iii) Notwithstanding the foregoing sections (i) and (ii), upon the occurrence of a Revision Event, the Guaranteed Royalty for the current, and, if applicable, remaining Sales Years shall be zero, and within 30 days after the occurrence of such Revision Event, Riverdeep shall refund to Distributor the amount by which the aggregate installments of the Guaranteed Royalty theretofore paid by Distributor, if any, that exceed the actual royalties earned by Riverdeep with respect to sales of the Products in such Sales Year.”
     D. The parties agree that as of the Effective Date hereof, Section 4.3 of Agreement Two shall be deleted in its entirety and shall be replaced with the following:
“4.3 Each quarter during the Term, Distributor shall reimburse Riverdeep for third party license fees paid by Riverdeep under its license agreements for Products in the amount of up to the lesser of (i) $200,000 for each such quarter for Sales Year ended April 1, 2006, and $250,000 for each such quarter for each Sales Year (including the Annual Target Period where applicable) of the Term thereafter, and (ii) 50% of the aggregate amount of such fees over such quarter. In no event shall Distributor’s obligation under this Section 4.3 exceed (i) $800,000 in the Sales Year ended April 1, 2006, and (ii) $1,000,000 in any Sales Year of the Term (including the Annual Target Period)thereafter. Notwithstanding the foregoing, Riverdeep agrees to use commercially reasonable efforts to provide Distributor with a preliminary summary of projected third party licensee fees on a monthly basis, within fifteen (15) days following the end of each month (provided that Distributor make timely and accurate reporting of sales made in such month and Riverdeep’s obligation shall be delayed by each day after the end of such month that reports are not provided to Riverdeep). Within sixty (60) days after the end of the applicable quarter for which Riverdeep is seeking reimbursement (subject to the same right of delay as set forth in the preceding sentence), Riverdeep shall provide Distributor with an invoice for third party license fees incurred during the preceding calendar quarter, and accompanying such invoice shall be reasonable documentation evidencing the third party license fees to be paid. The Chief Executive or Chief Financial Officers of the respective parties shall mutually agree in advance of such invoice what reasonable documentation is sufficient for evidence of the fee calculations to accompany such invoices. Distributor shall pay such invoice net thirty (30) days from receipt of the invoice and reasonable supporting documentation verifying the license feed paid by Riverdeep, unless otherwise agreed in writing between the parties.
     E. Pre-Paid Royalties. From the Effective Date, the parties agree that for every payment made to Riverdeep by Distributor under the Manufacturing Agreements (excluding those payments made or to be made by Distributor under Section 4.3 of the Manufacturing Agreements for third party license fees), Distributor shall reduce such payment due and payable by an amount equaling two percent (2%) of the payment then due, and shall deduct and recoup such 2% amount from “Pre-Paid Royalties” (as defined below) until such time as all “Pre-Paid Royalties” are full recouped by Distributor. For purposes of the Manufacturing Agreements, “Pre-Paid Royalties” shall mean, collectively, those amounts that during the Term have been, or may be, paid by Distributor to Riverdeep that have not yet been “earned” by Riverdeep under the terms of the Manufacturing Agreement, and the Unearned Royalties, as defined in Addendum 6. Notwithstanding the foregoing, nothing in this Section E is intended to limit any term extensions granted under the terms of the Manufacturing Agreements, as more specifically set forth in any previous Addendum, for Distributor to recoup such Pre-Paid Royalties.

2. No Modifications. This Addendum may not be amended, cancelled, revoked, or otherwise modified except by written agreement subscribed by all parties charged with such modification.
3. Severability; Binding Unamended. In the event any provision of this Addendum shall be held to be void, voidable or unenforceable, the remaining provisions shall remain in full force and effect. To the extent unamended by the Addendum, all other terms and conditions of the Manufacturing Agreements shall remain in full force and effect.
4. Conflict. In the event of any conflict between the terms of this Addendum and the Manufacturing Agreements, the terms of this Addendum shall control.
5. Governing Law. This Addendum shall be construed in accordance with, and be governed by, the laws of the State of California, without regard to choice of law provisions thereof.
6. Counterparts. This Addendum may be executed in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument. Facsimile signatures on this Addendum, or any counterpart of this Agreement, shall have the same force and effect as original signatures.
IN WITNESS WHEREOF, the parties hereto have executed the agreement by their duly authorized representatives as set forth below.

Riverdeep Inc., A Limited Liability Company
By:	/s/ Garrett Power
Its: VP Finance

Encore Software, Inc.
By:	/s/ Michael A. Bell
Its: CEO